UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 02, 2025

LANDA APP LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1099443
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

105 W. 125th Street

New York, NY 10027

(Full mailing address of principal executive offices)

646-905-0931

(Issuer's telephone number, including area code)

Membership Interests:

Landa App LLC - 1000 Fox Valley Trail Stone Mountain GA LLC	Landa App LLC - 10183 Starr Street SW Covington GA LLC
Landa App LLC - 10433 Candlelight Road Jonesboro GA LLC	Landa App LLC - 105 Anne Street Hampton GA LLC
Landa App LLC - 111 Fir Drive Mcdonough GA LLC	Landa App LLC - 11322 Michelle Way Hampton GA LLC
Landa App LLC - 1147 Village Way Stone Mountain GA LLC	Landa App LLC - 120 Rosewood Drive Mcdonough GA LLC
Landa App LLC - 12 Mintz Street Griffin GA LLC	Landa App LLC - 138 Sandalwood Circle Lawrenceville GA LLC
Landa App LLC - 141 Longstreet Circle Oxford GA LLC	Landa App LLC - 146 Crystal Brook Griffin GA LLC
Landa App LLC - 1485 Bola Court Jonesboro GA LLC	Landa App LLC - 153 Cliffside Court Riverdale GA LLC
Landa App LLC - 1666 W Poplar Street Griffin GA LLC	Landa App LLC - 1689 Viceroy Way Riverdale GA LLC
Landa App LLC - 188 Timberline Road Jackson GA LLC	Landa App LLC - 1903 Old Concord Drive SE Covington GA LLC
Landa App LLC - 196 Montego Circle Riverdale GA LLC	Landa App LLC - 212 Fleeta Drive Covington GA LLC
Landa App LLC - 2443 Hodges Farm Road Mansfield GA LLC	Landa App LLC - 25 Pleasant Valley Road Mcdonough GA LLC
Landa App LLC - 8697 Ashley Way Douglasville GA LLC	Landa App LLC - 270 Pleasant Hills Drive Covington GA LLC
Landa App LLC - 2813 Vicksburg Court Decatur GA LLC	Landa App LLC - 3011 Raintree Drive SE Conyers GA LLC
Landa App LLC - 30 Roosevelt Road Covington GA LLC	Landa App LLC - 3202 Chippewa Drive Rex GA LLC
Landa App LLC - 351 Wesley Park Drive Jonesboro GA LLC	Landa App LLC - 43 Darwin Drive Jonesboro GA LLC
Landa App LLC - 45 Laurel Way Covington GA LLC	Landa App LLC - 4732 Pinedale Drive Forest Park GA LLC
Landa App LLC - 513 Jarrett Court Mcdonough GA LLC	Landa App LLC - 524 Sawmill Road Hampton GA LLC
Landa App LLC - 540 Cowan Road Covington GA LLC	Landa App LLC - 550 Cowan Road Covington GA LLC
Landa App LLC - 55 Myrtle Grove Lane Covington GA LLC	Landa App LLC - 5737 Strathmoor Manor Circle Lithonia GA LLC
Landa App LLC - 8796 Parliament Place Jonesboro GA LLC	Landa App LLC - 6113 Pine Glen Circle SW Covington GA LLC
Landa App LLC - 615 Barshay Drive Covington GA LLC	Landa App LLC - 6178 Green Acres Drive SW Covington GA LLC
Landa App LLC - 6404 Walnut Way Union City GA LLC	Landa App LLC - 6635 Kimberly Mill Road College Park GA LLC
Landa App LLC - 6710 Sunset Hills Boulevard Rex GA LLC	Landa App LLC - 70 Shenandoah Lane Covington GA LLC
Landa App LLC - 752 Chestnut Drive Jackson GA LLC	Landa App LLC - 7950 Woodlake Drive Riverdale GA LLC
Landa App LLC - 808 Hillandale Lane Lithonia GA LLC	Landa App LLC - 8110 Devonshire Drive Jonesboro GA LLC
Landa App LLC - 8233 Creekline Court Riverdale GA LLC	Landa App LLC - 85 Kirkland Court Covington GA LLC
Landa App LLC - 9020 Sterling Ridge Lane Jonesboro GA LLC	Landa App LLC - 9434 Cedar Creek Place Douglasville GA LLC
Landa App LLC - 1246 Elgin Way Riverdale GA LLC	Landa App LLC - 1445 Maple Valley Court Union City GA LLC
Landa App LLC - 1701 Summerwoods Lane Griffin GA LLC	Landa App LLC - 1712 Summerwoods Lane Griffin GA LLC
Landa App LLC - 1743 Summerwoods Lane Griffin GA LLC	Landa App LLC - 1910 Grove Way Hampton GA LLC
Landa App LLC - 4267 High Park Lane East Point GA LLC	Landa App LLC - 593 Country Lane Drive Jonesboro GA LLC
Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC	Landa App LLC - 687 Utoy Court Jonesboro GA LLC
Landa App LLC - 7349 Exeter Court Riverdale GA LLC	Landa App LLC - 843 Tramore Drive Stockbridge GA LLC
Landa App LLC - 8641 Ashley Way Douglasville GA LLC	Landa App LLC - 8651 Ashley Way Douglasville GA LLC
Landa App LLC - 8653 Ashley Way Douglasville GA LLC	Landa App LLC - 8655 Ashley Way Douglasville GA LLC
Landa App LLC - 8659 Ashley Way Douglasville GA LLC	Landa App LLC - 8667 Ashley Way Douglasville GA LLC
Landa App LLC - 8670 Ashley Way Douglasville GA LLC	Landa App LLC - 8674 Ashley Way Douglasville GA LLC
Landa App LLC - 8678 Ashley Way Douglasville GA LLC	Landa App LLC - 8683 Ashley Way Douglasville GA LLC
Landa App LLC - 8780 Churchill Place Jonesboro GA LLC	Landa App LLC - 9439 Lakeview Road Union City GA LLC
Landa App LLC - 1007 Leeward Way Jonesboro GA LLC	Landa App LLC - 10121 Morris Drive SW Covington GA LLC
Landa App LLC - 103 Starlake Drive Jackson GA LLC	Landa App LLC - 107 Oakwood Circle Griffin GA LLC
Landa App LLC - 110 Shenandoah Drive Covington GA LLC	Landa App LLC - 112 Ridge Street Locust Grove GA LLC
Landa App LLC - 11447 S Grove Drive Hampton GA LLC	Landa App LLC - 114 Starlake Drive Jackson GA LLC
Landa App LLC - 1160 Gable Terrace Jonesboro GA LLC	Landa App LLC - 1201 Kilrush Drive Mableton GA LLC
Landa App LLC - 124 Libby Lane Jonesboro GA LLC	Landa App LLC - 1320 Winona Avenue Griffin GA LLC
Landa App LLC - 137 Southern Shores Road Jackson GA LLC	Landa App LLC - 140 High Ridge Road Covington GA LLC
Landa App LLC - 1443 Pebble Ridge Lane Hampton GA LLC	Landa App LLC - 157 Wells Road Jenkinsburg GA LLC
Landa App LLC - 1683 Spoonbill Road Hampton GA LLC	Landa App LLC - 181 Watercress Court Stockbridge GA LLC
Landa App LLC - 189 Shenandoah Drive Riverdale GA LLC	Landa App LLC - 195 Branchwood Drive Covington GA LLC
Landa App LLC - 195 Hunters Trace Covington GA LLC	Landa App LLC - 204 N Main Court Stockbridge GA LLC
Landa App LLC - 20 Chimney Smoke Drive Stockbridge GA LLC	Landa App LLC - 217 Glenloch Court Stockbridge GA LLC
Landa App LLC - 2264 Chestnut Hill Circle Decatur GA LLC	Landa App LLC - 2425 Cornell Circle Mcdonough GA LLC
Landa App LLC - 253 Marco Drive Social Circle GA LLC	Landa App LLC - 258 Rocky Point Road Covington GA LLC
Landa App LLC - 2933 Coffer Drive Ellenwood GA LLC	Landa App LLC - 3043 Highway 81 S Covington GA LLC
Landa App LLC - 30 High Ridge Road Covington GA LLC	Landa App LLC - 313 Blue Heron Drive Jonesboro GA LLC
Landa App LLC - 350 Cadiz Lane S College Park GA LLC	Landa App LLC - 35 Clay Court Covington GA LLC
Landa App LLC - 3667 Patti Parkway Decatur GA LLC	Landa App LLC - 412 Kendall Lane Mcdonough GA LLC
Landa App LLC - 440 Freestone Drive Newnan GA LLC	Landa App LLC - 45 Blue Jay Drive Covington GA LLC
Landa App LLC - 4702 Saint James Way Decatur GA LLC	Landa App LLC - 497 Georgia Highway 212 Covington GA LLC
Landa App LLC - 5040 Huntshire Lane Lilburn GA LLC	Landa App LLC - 5143 Pinecrest Drive SW Covington GA LLC
Landa App LLC - 5329 Shirewick Lane Lithonia GA LLC	Landa App LLC - 5411 Rocky Pine Drive Lithonia GA LLC
Landa App LLC - 5581 Fox Glen Circle Lithonia GA LLC	Landa App LLC - 565 Mountainview Drive Covington GA LLC
Landa App LLC - 5801 Strathmoor Manor Circle Lithonia GA LLC	Landa App LLC - 6107 Shadow Glen Court Covington GA LLC
Landa App LLC - 6168 Wheat Street NE Covington GA LLC	Landa App LLC - 6386 Forester Way Lithonia GA LLC
Landa App LLC - 643 Sycamore Drive Jonesboro GA LLC	Landa App LLC - 65 Freedom Court Covington GA LLC
Landa App LLC - 6653 Bedford Road Rex GA LLC	Landa App LLC - 6762 Bent Creek Drive Rex GA LLC
Landa App LLC - 709 Georgetown Court Jonesboro GA LLC	Landa App LLC - 7107 Geiger Street NW Covington GA LLC
Landa App LLC - 750 Georgetown Court Jonesboro GA LLC	Landa App LLC - 7781 Mountain Creek Way Douglasville GA LLC
Landa App LLC - 800 Mills Drive Covington GA LLC	Landa App LLC - 80 High Ridge Road Covington GA LLC
Landa App LLC - 8121 Spillers Drive SW Covington GA LLC	Landa App LLC - 85 Thorn Thicket Way Rockmart GA LLC
Landa App LLC - 8855 Rugby Court Jonesboro GA LLC	Landa App LLC - 9150 Spillers Drive SW Covington GA LLC
Landa App LLC - 9409 Forest Knoll Drive Jonesboro GA LLC	Landa App LLC - 9597 Pintail Trail Jonesboro GA LLC
Landa App LLC - 10167 Port Royal Court Jonesboro GA LLC	Landa App LLC - 1394 Oakview Circle Forest Park GA LLC
Landa App LLC - 168 Brookview Drive Riverdale GA LLC	Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC
Landa App LLC - 1741 Park Lane Griffin GA LLC	Landa App LLC - 1750 Summerwoods Lane Griffin GA LLC
Landa App LLC - 268 Brookview Drive Riverdale GA LLC	Landa App LLC - 4474 Highwood Park Drive East Point GA LLC
Landa App LLC - 6436 Stone Terrace Morrow GA LLC	Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC
Landa App LLC - 729 Winter Lane Jonesboro GA LLC	Landa App LLC - 773 Villa Way Jonesboro GA LLC
Landa App LLC - 8569 Creekwood Way Jonesboro GA LLC	Landa App LLC - 8645 Embrey Drive Jonesboro GA LLC
Landa App LLC - 8652 Ashley Way Douglasville GA LLC	Landa App LLC - 8654 Ashley Way Douglasville GA LLC
Landa App LLC - 8658 Ashley Way Douglasville GA LLC	Landa App LLC - 8662 Ashley Way Douglasville GA LLC
Landa App LLC - 8668 Ashley Way Douglasville GA LLC	Landa App LLC - 8671 Ashley Way Douglasville GA LLC
Landa App LLC - 8675 Ashley Way Douglasville GA LLC	Landa App LLC - 8677 Ashley Way Douglasville GA LLC
Landa App LLC - 8679 Ashley Way Douglasville GA LLC	Landa App LLC - 8691 Ashley Way Douglasville GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Purchase and Sale Agreement

The Company, through its wholly owned subsidiaries listed below, entered into a Purchase and Sale Agreement (the “PSA”) for the sale of 18 single–family residential (SFR) properties located in Georgia.

The following table lists the Series of Landa App LLC, their associated properties and the execution dates for the PSA.

Series	Property	Sale Price
Landa App LLC - 7349 EXETER COURT RIVERDALE GEORGIA LLC	7349 Exeter Court, Riverdale, Georgia, 30296	$84,100
Landa App LLC - 593 COUNTRY LANE DRIVE JONESBORO GEORGIA LLC	593 COUNTRY LANE DRIVE JONESBORO GEORGIA	$87,000
Landa App LLC - 729 WINTER LANE JONESBORO GEORGIA LLC	729 Winter Lane, Jonesboro, Georgia, 30238	$102,000
Landa App LLC - 9020 STERLING RIDGE LANE JONESBORO GEORGIA LLC	9020 Sterling Ridge Lane, Jonesboro, Georgia, 30238	$164,560.87
Landa App LLC - 204 NORTH MAIN COURT STOCKBRIDGE GEORGIA LLC	204 North Main Court, Stockbridge, Georgia, 30281	$138,655.22
Landa App LLC - 120 ROSEWOOD DRIVE MCDONOUGH GEORGIA LLC	120 Rosewood Drive, McDonough, Georgia, 30253	$180,137.75
Landa App LLC - 9150 SPILLERS DRIVE SW COVINGTON GEORGIA LLC	9150 Spillers Drive SW, Covington, Georgia, 30014	$162,585.59
Landa App LLC - 1485 BOLA COURT JONESBORO GEORGIA LLC	1485 Bola Court, Jonesboro, Georgia, 30238	$156,034.89
Landa App LLC - 6710 SUNSET HILLS BOULEVARD REX GEORGIA LLC	6710 Sunset Hills Boulevard, Rex, Georgia, 30273	$163,258.08
Landa App LLC - 524 SAWMILL ROAD HAMPTON GEORGIA LLC	524 Sawmill Road, Hampton, Georgia, 30228	$188,392.76
Landa App LLC - 105 ANNE STREET HAMPTON GEORGIA LLC	105 Anne Street, Hampton, Georgia, 30228	$124,849.50
Landa App LLC - 497 GEORGIA HIGHWAY 212 COVINGTON GEORGIA LLC	497 Georgia Highway 212, Covington, Georgia, 30016	$150,969.50
Landa App LLC - 114 STARLAKE DRIVE JACKSON GEORGIA LLC	114 Starlake Drive, Jackson, Georgia, 30233	$169,665.66
Landa App LLC - 11447 S GROVE DRIVE HAMPTON GEORGIA LLC	11447 S Grove Drive, Hampton, Georgia, 30228	$157,434.45
Landa App LLC - 5737 STRATHMOOR MANOR CIRCLE LITHONIA GEORGIA LLC	5737 Strathmoor Manor Circle, Lithonia, Georgia, 30058	$158,695.20
Landa App LLC - 9409 FOREST KNOLL DRIVE JONESBORO GEORGIA LLC	9409 Forest Knoll Drive, Jonesboro, Georgia, 30238	$176,142.20
Landa App LLC - 800 MILLS DRIVE COVINGTON GEORGIA LLC	800 Mills Drive, Covington, Georgia, 30016	$174,656.34
Landa App LLC - 1683 SPOONBILL ROAD HAMPTON GEORGIA LLC	1683 Spoonbill Road, Hampton, Georgia, 30238	$168,949.06

The consummation of the sale is contingent upon the satisfaction of customary closing conditions, including the completion of a diligence period and the execution of all requisite transaction documents. The Agreement includes customary representations, warranties, and covenants by the parties. The closing of the transaction will occur upon fulfillment of all applicable conditions precedent.

Forward–Looking Statements

This Current Report on Form 1–U contains forward–looking statements regarding the anticipated sale. These statements involve risks and uncertainties, including changes in market conditions and financing availability.

EXHIBITS

The following exhibit is filed herewith:

Exhibit No.	Description
6.1	Purchase And Sale Agreement – 7349 Exeter Court Riverdale Georgia
6.2	Purchase And Sale Agreement – 729 Winter Lane Jonesboro Georgia
6.3	Purchase And Sale Agreement – 9020 Sterling Ridge Lane Jonesboro Georgia
6.4	Purchase And Sale Agreement – 204 North Main Court Stockbridge Georgia
6.5	Purchase And Sale Agreement – 120 Rosewood Drive Mcdonough Georgia
6.6	Purchase And Sale Agreement – 9150 Spillers Drive Sw Covington Georgia
6.7	Purchase And Sale Agreement – 1485 Bola Court Jonesboro Georgia
6.8	Purchase And Sale Agreement – 6710 Sunset Hills Boulevard Rex Georgia
6.9	Purchase And Sale Agreement – 524 Sawmill Road Hampton Georgia
6.10	Purchase And Sale Agreement – 105 Anne Street Hampton Georgia
6.11	Purchase And Sale Agreement – 497 Georgia Highway 212 Covington Georgia
6.12	Purchase And Sale Agreement – 114 Starlake Drive Jackson Georgia
6.13	Purchase And Sale Agreement – 11447 S Grove Drive Hampton Georgia
6.14	Purchase And Sale Agreement – 5737 Strathmoor Manor Circle Lithonia Georgia
6.15	Purchase And Sale Agreement – 593 Country Lane Drive Jonesboro Georgia
6.16	Purchase And Sale Agreement – 9409 Forest Knoll Drive Jonesboro Georgia
6.17	Purchase And Sale Agreement – 800 Mills Drive Covington Georgia
6.18	Purchase And Sale Agreement – 1683 Spoonbill Road Hampton Georgia

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDA APP LLC

By:	Landa Holdings, Inc
Its:	Manager

By:	/s/ Yishai Cohen
Name:	Yishai Cohen
Title:	CEO

Date: June 06, 2025